Securities and Exchange Commission

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 3)

RESTORATION HARDWARE, INC.

(Name of Subject Company (issuer))

RESTORATION HARDWARE, INC.

(Names of Filing Person (offeror))

Options to Purchase Shares of Common Stock, Par Value $0.0001 per Share

(Title of Class of Securities)

760981100

(CUSIP Number of Class of Securities of Underlying Common Stock)

Gary G. Friedman

Chairman, President and Chief Executive Officer

15 Koch Road, Suite J

Corte Madera, California 94925

(415) 924-1005

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:

Gavin B. Grover, Esq.

Morrison & Foerster LLP

425 Market Street

San Francisco, California 94105-2482

(415) 268-7000

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$361,994.00	$14.23

*	Calculated solely for purposes of determining the filing fee. This amount is based on the Black-Scholes-Merton option valuation model, and assumed that outstanding options covering an aggregate of 294,484 shares of common stock of Restoration Hardware, Inc. were to be amended pursuant to this offer.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, is based on a rate equal to $39.30 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $14.23

Form or Registration No.: 005-54313

Filing Party: Restoration Hardware, Inc.

Date Filed: March 17, 2008

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d–1.

☒	issuer tender offer subject to Rule 13e–4.

☐ going-private transaction subject to Rule 13e–3.

☐ amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 to the Schedule TO amends and supplements the Schedule TO and the Offer to Amend Eligible Options (the “Offering Memorandum”) filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2008, as amended by that certain Amendment No. 1 to the Schedule TO (“Amendment No. 1”) filed with the SEC on April 28, 2008 and that certain Amendment No. 2 to the Schedule TO (“Amendment No. 2”) filed with the SEC on June 3, 2008, in connection with the offer by Restoration Hardware, Inc. to certain option holders to amend certain portions of certain stock options in order to limit the potential adverse personal tax consequences that may apply to these stock options under Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations and guidance issued by the U.S. Internal Revenue Service thereunder. Except as amended and supplemented hereby and by Amendment No. 1 and Amendment No. 2, all terms of the Offer (as defined in Item 2 below) and the Offering Memorandum and all disclosure set forth in the Schedule TO and the Exhibits thereto remain unchanged.

Item 2 of the Schedule TO is hereby amended and restated as follows:

Item 2.	Subject Company Information

(a) Name and Address. The name of the issuer is Restoration Hardware, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 15 Koch Road, Suite J, Corte Madera, California 94925 and the telephone number of that address is (415) 924-1005. The information set forth in the Offering Memorandum under Section 11 (“Information Concerning the Company”) is incorporated herein by reference.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to amend outstanding “Eligible Options” (as defined in the Offering Memorandum) held by current employees subject to taxation in the United States so that those options will not be subject to adverse tax consequences under Internal Revenue Code Section 409A. Each “Eligible Optionee” (as defined in the Offering Memorandum) may elect to amend his or her Eligible Options to increase the exercise price per share of common stock, par value $0.0001 per share, of the Company purchasable thereunder and become eligible to receive a “Cash Bonus” (as defined in the Offering Memorandum) from the Company, all upon the terms and subject to the conditions set forth in the Offering Memorandum and the related Election Form attached hereto as Exhibit 99.(a)(1)(B) (the “Election Form”) and Stock Option Amendment and Cash Bonus Agreement attached hereto as Exhibit 99.(a)(1)(F) (the “Amendment Agreement” and, together with the Offering Memorandum and the Election Form, as they may each be amended or supplemented from time to time, the “Offer”). The Offer is currently set to expire at 11:59 p.m., Pacific Time, on June 16, 2008, but may be extended (such time and date, the “Expiration Date”). As of May 27, 2008, as a result of employee attrition, Eligible Options to purchase up to 280,747 shares of common stock of the Company were outstanding.

The information set forth in the Offering Memorandum on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Optionees; Eligible Options; Amendment of Eligible Options and Cash Bonus; Expiration Date; Additional Considerations”), Section 3 (“Status of Eligible Options Not Amended”), Section 6 (“Acceptance of Eligible Options for Amendment and Commitment to Pay Cash Bonus With Respect to Amended Options”) and Section 9 (“Source and Amount of Consideration; Terms of Amended Options”) is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offering Memorandum under Section 8 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 10 of the Schedule TO is hereby amended and restated as follows:

Item 10.	Financial Statements

(a) Financial Information. The information set forth in the Offering Memorandum under Section 11 (“Information Concerning the Company”) and Section 18 (“Additional Information”) is incorporated herein by reference. The information set forth in Item 8 (“Consolidated Financial Statements and Supplementary Data”) of the Company’s Form 10-K for the fiscal year ended February 2, 2008 and in Item 1 (“Condensed Consolidated Financial Statements”) of the Company’s Form 10-Q for the quarterly period ended May 3, 2008 is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

The Offering Memorandum filed as Exhibit 99.(a)(1)(A) of the Schedule TO is hereby amended as follows:

INTRODUCTION

The third heading on the first page of the introduction to the Offering Memorandum is hereby amended and restated as follows:

“THE OFFER AND WITHDRAWAL RIGHTS EXPIRE

AT 11:59 P.M., PACIFIC TIME, ON JUNE 16, 2008,

UNLESS THE OFFER IS EXTENDED”

The second paragraph of the first page of the introduction to the Offering Memorandum is hereby amended and restated as follows:

“The Offer will expire at 11:59 p.m., Pacific Time, on the expiration date, currently set for June 16, 2008, unless extended (such time and date, the “Expiration Date”). If we extend the period of time during which the Offer remains open, the term “Expiration Date” will refer to the last time and date on which the Offer expires. If the effective date of the merger contemplated in the Catterton Transaction (as described in greater detail below) is anticipated to occur after June 17, 2008, the Company currently expects to extend the Expiration Date to the date immediately prior to the effective date of the merger contemplated in the Catterton Transaction.”

The second paragraph under “Important Information” on page (vi) of the introduction to the Offering Memorandum is hereby amended and restated as follows:

“You will need to complete the tender and election process in the foregoing manner by the Expiration Date. If we extend the Offer beyond the announced Expiration Date, you will need to complete the process before the new Expiration Date, as so extended from time to time. If the effective date of the merger contemplated in the Catterton Transaction is anticipated to occur after June 17, 2008, the Company currently expects to extend the Expiration Date to the date immediately prior to the effective date of the merger contemplated in the Catterton Transaction.”

SUMMARY TERM SHEET

The section entitled “Expiration Date” on page 4 of the Offering Memorandum is hereby amended and restated as follows:

“Expiration Date	The Offer will expire at 11:59 p.m., Pacific Time, on the expiration date, currently set for June 16, 2008, unless extended (such time and date, the “Expiration Date”). If we extend the period of time during which the Offer remains open, the term “Expiration Date” will refer to the last time and date on which the Offer expires. If the effective date of the merger contemplated in the Catterton Transaction is anticipated to occur after June 17, 2008, the Company currently expects to extend the Expiration Date to the date immediately prior to the effective date of the merger contemplated in the Catterton Transaction.”

FREQUENTLY ASKED QUESTIONS

The following questions and answers on page 15 of the Offering Memorandum are hereby amended and restated as follows:

“When does the Offer expire? Can the Offer be extended, and if so, how will I be notified if it is extended?

The Offer will expire on the Expiration Date, unless we extend the Offer.

We may, in our discretion, extend the Offer at any time. If the effective date of the merger contemplated in the Catterton Transaction is anticipated to occur after June 17, 2008, the Company currently expects to extend the Expiration Date to the date immediately prior to the effective date of the merger contemplated in the Catterton Transaction. If the Offer is extended, we will give notice of such extension to Eligible Optionees and make a public announcement thereof no later than 9:00 a.m., Eastern Time, on the next business day following the previously scheduled Expiration Date.

How and when do I tender my Eligible Options?

In order to tender one or more of your Eligible Options for amendment pursuant to the Offer, you will need to properly (i) complete and sign your Election Form in accordance with the applicable instructions for that form and (ii) return your completed and signed Election Form (a) by fax to the attention of Barbara Kochiovelos at (415) 507-1935, (b) by PDF email to bkochiovelos@restorationhardware.com or (c) by hand delivery to Barbara Kochiovelos at Restoration Hardware, Inc., 100 Smith Ranch Road, Suite 220, San Rafael, California 94903. You will then be deemed to have completed the election process for tendering your Eligible Options.

You will need to complete the tender and election process in the foregoing manner by the Expiration Date. If we extend the Offer beyond such date, you will need to complete the process before the extended Expiration Date of the Offer. As noted above, if the effective date of the merger contemplated in the Catterton Transaction is anticipated to occur after June 17, 2008, the Company currently expects to extend the Expiration Date to the date immediately prior to the effective date of the merger contemplated in the Catterton Transaction.

We cannot accept delivery of any Election Form after the Expiration Date. If we do not receive a properly completed and duly executed Election Form from you before the Expiration Date, we will not be able to accept your Eligible Options for amendment. Those options will not be amended pursuant to the Offer, and no Cash Bonus will be paid with respect to those options.

We may waive any or all of the conditions of the Offer for all Eligible Optionees. If we waive a condition to the Offer for any one Eligible Optionee, the condition will be waived for all Eligible Optionees. We also may waive any defect or irregularity in any Election Form with respect to any particular Eligible Option or any particular Eligible Optionee. No Eligible Option will be accepted for amendment until all defects or irregularities in the submission have been cured by the Eligible Optionee or waived by us. While we reserve the right to reject any or all tenders of Eligible Options that we determine are not in appropriate form or are unlawful to accept, we intend to accept all properly and timely tendered Eligible Options that are not validly withdrawn. Subject to our rights to extend, terminate or amend the Offer, we currently expect that we will accept all properly tendered Eligible Options upon the Expiration Date, and we will amend those options effective as of the Expiration Date.”

RISK FACTORS RELATING TO THE OFFER

The second paragraph under “Procedural Risks” on page 17 of the Offering Memorandum is hereby amended and restated as follows:

“Your Election Form and any subsequent changes to your Election Form must be received by the Expiration Date. If we extend the Offer beyond such date, you will need to complete the process before the extended Expiration Date of the Offer. If the effective date of the merger contemplated in the Catterton Transaction is anticipated to occur after June 17, 2008, the Company currently expects to extend the Expiration Date to the date immediately prior to the effective date of the merger contemplated in the Catterton Transaction. Any Election Form not received by the Expiration Date cannot be accepted.”

The paragraph under “Business-Related Risks” beginning on page 17 of the Offering Memorandum is hereby amended and restated as follows:

“In addition to those risks discussed above, you are encouraged to read the risk factors outlined in our periodic and other reports filed with the SEC, including those in our Form 10-K for the fiscal year ended February 2, 2008 filed with the SEC on April 17, 2008 and those in our Form 10-Q for the quarterly period ended May 3, 2008 filed with the SEC on June 3, 2008, which are incorporated by reference herein. Copies of these reports may be obtained from the places and in the manner described in Section 18 of the Offering Memorandum. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the risks actually occur, our business could be harmed. In that event, the trading price of our common stock could decline.”

1. ELIGIBLE OPTIONEES; ELIGIBLE OPTIONS; AMENDMENT OF ELIGIBLE OPTIONS AND CASH BONUS; EXPIRATION DATE; ADDITIONAL CONSIDERATIONS.

The section under the title “Expiration Date” on page 26 in Section 1 of the Offering Memorandum is hereby amended and restated as follows:

“The Offer will expire at 11:59 p.m., Pacific Time, on the expiration date, currently set for June 16, 2008, unless extended (such time and date, the “Expiration Date”). If we extend the period of time during which the Offer remains open, the term “Expiration Date” will refer to the last time and date on which the Offer expires. If the effective date of the merger contemplated in the Catterton Transaction is anticipated to occur after June 17, 2008, the Company currently expects to extend the Expiration Date to the date immediately prior to the effective date of the merger contemplated in the Catterton Transaction. See Section 16 below for a description of our rights to extend, delay, terminate and amend the Offer, and Section 7 below for a description of conditions to the Offer.”

4. PROCEDURES FOR TENDERING ELIGIBLE OPTIONS.

The first paragraph on page 31 in Section 4 of the Offering Memorandum is hereby amended and restated as follows:

“You will need to complete the tender and election process in the foregoing manner by the Expiration Date. If we extend the Offer beyond such date, you will need to complete the process before the extended Expiration Date. As noted above, if the effective date of the merger contemplated in the Catterton Transaction is anticipated to occur after June 17, 2008, the Company currently expects to extend the Expiration Date to the date immediately prior to the effective date of the merger contemplated in the Catterton Transaction.”

5. WITHDRAWAL RIGHTS.

Subparagraph (i) of Section 5 on page 32 of the Offering Memorandum is hereby amended and restated as follows:

“(i)

You may withdraw your tendered Eligible Options at any time before the Expiration Date. If we extend the Offer beyond the announced Expiration Date, you may withdraw your tendered Eligible Options at any time before the extended Expiration Date. If the effective date of the merger contemplated in the Catterton Transaction is anticipated to occur after June 17, 2008, the Company currently expects to extend the Expiration Date to the date immediately prior to the effective date of the merger contemplated in the Catterton Transaction. You may also withdraw your tendered Eligible Options at any time after the fortieth (40th) business day following the commencement of the Offer and before the Company accepts such Eligible Options for amendment.”

11. INFORMATION CONCERNING THE COMPANY.

The third paragraph on page 38 in Section 11 of the Offering Memorandum is hereby amended and restated as follows:

“As of May 3, 2008, we operated 101 retail stores and ten outlet stores in 30 states, the District of Columbia and Canada. In addition to our retail and outlet stores, we operate a direct-to-customer (“direct”) sales channel that includes both catalog and Internet, and a wholly-owned furniture manufacturer.”

The last paragraph on page 40 in Section 11 of the Offering Memorandum is hereby amended and restated as follows:

“The financial information included in our Form 10-K for the fiscal year ended February 2, 2008 filed with the SEC on April 17, 2008 and the unaudited financial information included in our Form 10-Q for the quarterly period ended May 3, 2008 filed with the SEC on June 3, 2008 is incorporated by reference herein and may be inspected at, and copies may be obtained from, the places and in the manner described in Section 18 below.”

16. EXTENSION OF THE OFFER; TERMINATION; AMENDMENT.

The first paragraph of Section 16 on page 46 of the Offering Memorandum is hereby amended and restated as follows:

“We expressly reserve the right, in our discretion, at any time and from time to time, and regardless of whether or not any event set forth in Section 7 above has occurred or is deemed by us to have occurred, to extend the period of time during which the Offer is open and thereby delay the acceptance of any Eligible Options for amendment by giving notice of such extension to the Eligible Optionees and making a public announcement thereof. If the effective date of the merger contemplated in the Catterton Transaction is anticipated to occur after June 17, 2008, the Company currently expects to extend the Expiration Date to the date immediately prior to the effective date of the merger contemplated in the Catterton Transaction.”

18. ADDITIONAL INFORMATION.

The first paragraph and list of materials filed with the SEC and identified by number in Section 18 on page 47 of the Offering Memorandum are hereby amended and restated as follows:

“We have filed with the SEC a Tender Offer Statement on Schedule TO, of which this document is a part, with respect to the Offer. This document does not contain all of the information contained in the Tender Offer Statement on Schedule TO and the exhibits to the Tender Offer Statement on Schedule TO. We recommend that you review the Tender Offer Statement on Schedule TO, including its exhibits, and the following materials that we have filed with the SEC before making a decision on whether to tender your Eligible Options for amendment:

(i)	our Form 10-K for the fiscal year ended February 2, 2008, filed with the SEC on April 17, 2008;

(ii)	Amendment No. 1 to our Form 10-K for the fiscal year ended February 2, 2008, filed with the SEC on June 2, 2008;

(iii)	our Registration Statements on Form S-8 filed with the SEC on each of October 23, 1998, September 12, 2000, April 11, 2001, October 26, 2001 (as amended pursuant to a post effective amendment filed with the SEC on January 25, 2002), January 25, 2002, March 6, 2003, April 30, 2004 and March 17, 2006;

(iv)	our definitive proxy statement on Schedule 14A for our Special Meeting of Stockholders, filed with the SEC on May 9, 2008, and such additional proxy materials thereto that have been or may be filed from time to time thereafter;

(v)	our Form 10-Q for the quarterly period ended May 3, 2008, filed with the SEC on June 3, 2008;

(vi)	all other reports filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act since the end of the fiscal year covered by our Form 10-K referred to in (i) above; and

(vii)	the description of our common stock included in our registration statement on Form 8-A, which was filed with the SEC on May 14, 1998, as amended on June 3, 1998, including any amendments or reports we file for the purpose of updating that description.”

The last paragraph of Section 18 on page 48 of the Offering Memorandum (which paragraph had been added originally pursuant to Amendment No. 1) is hereby amended and restated as follows:

“On April 28, 2008, we distributed to Eligible Optionees a notice of extension, a copy of which is attached as Exhibit 99.(a)(1)(J) to the Schedule TO filed with the SEC, announcing that we were extending the Offer, upon the terms and subject to the conditions set forth in the Offering Memorandum, until 11:59 p.m., Pacific Time, on June 3, 2008. The Offer had been previously scheduled to expire at 11:59 p.m., Pacific Time, on April 28, 2008. On June 3, 2008, we distributed to Eligible Optionees a notice of extension, a copy of which is attached as Exhibit 99.(a)(1)(K) to the Schedule TO filed with the SEC, announcing that we were extending the Offer, upon the terms and subject to the conditions set forth in the Offering Memorandum, until 11:59 p.m., Pacific Time, on June 11, 2008. The Offer had then been previously scheduled to expire at 11:59 p.m., Pacific Time, on June 3, 2008. On June 11, 2008, we will distribute to Eligible Optionees a notice of extension, a copy of which is attached as Exhibit 99.(a)(1)(L) to the Schedule TO filed with the SEC and is incorporated herein by reference, announcing that we are extending the Offer, upon the terms and subject to the conditions set forth in the Offering Memorandum, until 11:59 p.m., Pacific Time, on June 16, 2008. At the time of this latest extension, the Offer had been previously scheduled to expire at 11:59 p.m., Pacific Time, on June 11, 2008. All references in the Offering Memorandum and the other Offer documents filed with the SEC to the “Expiration Date” shall now mean 11:59 p.m., Pacific Time, on June 16, 2008.”

19. FORWARD-LOOKING STATEMENTS; MISCELLANEOUS.

The first paragraph of Section 19 on page 48 of the Offering Memorandum is hereby amended and restated as follows:

“This document and our SEC reports referred to above include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the 1934 Act. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “could,” “would,” “should,” “expects,” “plans,” “anticipates,” “relies,” “believes,” “estimates,” “predicts,” “intends,” “potential,” “continue,” or the negative of such terms, or other comparable terminology. Forward-looking statements include statements regarding the Acquisition, potential new transaction proposals, including potential superior proposals, and the Company’s solicitation process for competitive offers to acquire the Company. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements. However, the safe harbors of Section 27A of the Securities Act and Section 21E of the 1934 Act do not apply to statements made in connection with the Offer. Forward-looking statements involve risks and uncertainties that include, among others, those set forth in the section entitled “Risk Factors Relating to the Offer.” There are a number of risks and uncertainties that could cause actual results to differ materially from these forward-looking statements, including the following: (1) the Company may be unable to obtain stockholder approval required for the Catterton Transaction or other applicable transaction; (2) conditions to the closing of the Catterton Transaction or other applicable transaction may not be satisfied; (3) the Catterton Transaction or other applicable transaction may involve unexpected costs, unexpected liabilities or unexpected delays; (4) the business of the Company may suffer as a result of uncertainty surrounding the Catterton Transaction or other applicable transaction; and (5) the Company may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of the Company are set forth in its filings with the SEC, including its recent filings on Forms 10-K, 10-Q and 8-K, including, but not limited to, those described in the Company’s Form 10-Q for the quarterly period ended May 3, 2008, in Part I, Item 2 thereof (“Management’s Discussion and Analysis of Financial Condition and Results of Operations”), in Part I, Item 4 thereof (“Controls and Procedures”), and in Part II, Item 1A thereof (“Risk Factors”). You are cautioned not to place undue reliance on these forward-looking statements, and we expressly assume no obligations to update the forward-looking statements in this document that occur after the date hereof, unless otherwise required by law.”

Item 12 of the Schedule TO is hereby amended and restated as follows:

Item 12.	Exhibits

The Exhibit Index included in this Schedule TO is incorporated herein by reference.

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RESTORATION HARDWARE, INC.

By:	/s/ Chris Newman
Name:	Chris Newman
Title:	Senior Vice President, Chief Financial Officer and Secretary

Dated:	June 11, 2008

EXHIBIT INDEX

Exhibit Number	Description
99.(a)(1)(A)*	Offer to Amend Eligible Options dated March 17, 2008.

99.(a)(1)(B)*	Form of Election Form.

99.(a)(1)(C)*	Form of Email: Election Confirmation Statement (Pre-Expiration Time).

99.(a)(1)(D)*	Form of Email Regarding Failure to Make an Election.

99.(a)(1)(E)*	Form of Email: Final Election Confirmation Statement (Post-Expiration Time).

99.(a)(1)(F)***	Form of Stock Option Amendment and Cash Bonus Agreement.

99.(a)(1)(G)*	E-mail of Announcement of Tender Offer dated March 17, 2008.

99.(a)(1)(H)	Restoration Hardware, Inc.’s Form 10-K for the fiscal year ended February 2, 2008, filed with the Securities and Exchange Commission on April 17, 2008, as amended by Amendment No. 1 thereto, filed with the Securities and Exchange Commission on June 2, 2008, in each case incorporated herein by reference.

99.(a)(1)(I)	Restoration Hardware, Inc.’s Form 10-Q for the quarterly period ended May 3, 2008, filed with the Securities and Exchange Commission on June 3, 2008 and incorporated herein by reference.

99.(a)(1)(J)**	Email of Extension of Expiration Date of the Offer to Amend Eligible Options.

99.(a)(1)(K)***	Email of Extension of Expiration Date of the Offer to Amend Eligible Options and Amendment No. 2 to the Offering Memorandum.

99.(a)(1)(L)	Email of Extension of Expiration Date of the Offer to Amend Eligible Options and Amendment No. 3 to the Offering Memorandum.

99.(b)	Not applicable.

99.(d)(1)(A)	1998 Stock Incentive Plan Amended and Restated on October 9, 2002 (incorporated by reference to exhibit number 10.1 of Form 10-Q for the quarterly period ended November 2, 2002 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on December 23, 2002).

99.(d)(1)(B)	Form of Notice of Grant of Stock Option and Stock Option Agreement for the Discretionary Option Grant Program under the Restoration Hardware, Inc. 1998 Stock Incentive Plan as Amended and Restated October 9, 2002 (incorporated by reference to exhibit number 10.1 of Form 8-K filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on November 9, 2004).

99.(d)(1)(C)	Form of Notice of Grant of Stock Option, Stock Option Agreement and Early Exercise Stock Purchase Agreement for the Automatic Option Grant Program under the Restoration Hardware, Inc. 1998 Stock Incentive Plan as Amended and Restated October 9, 2002 (incorporated by reference to exhibit number 10.2 of Form 8-K filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on November 9, 2004).

99.(d)(1)(D)	Form of Notice of Grant of Stock Option and Stock Option Agreement for the Director Fee Option Grant Program under the Restoration Hardware, Inc. 1998 Stock Incentive Plan as Amended and Restated October 9, 2002 (incorporated by reference to exhibit number 10.3 of Form 8-K filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on November 9, 2004).

99.(d)(1)(E)	Restoration Hardware, Inc. 1998 Stock Incentive Plan, as Amended and Restated on April 9, 2007 (incorporated by reference to exhibit number 10.2 of Form 10-Q for the quarterly period ended May 5, 2007 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on June 14, 2007).

99.(d)(1)(F)	Restoration Hardware, Inc. 2007 Stock Incentive Plan (incorporated by reference to exhibit number 10.1 of Form 10-Q for the quarterly period ended August 4, 2007 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on September 13, 2007).

99.(d)(1)(G)	Form of Stock Option Agreement for Employees under the Restoration Hardware, Inc. 2007 Stock Incentive Plan (incorporated by reference to exhibit number 10.2 of Form 10-Q for the quarterly period ended August 4, 2007 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on September 13, 2007).

99.(d)(1)(H)	Form of Non-Plan Notice of Grant of Stock Option and Stock Option Agreement (incorporated by reference to exhibit number 10.42 of Form 10-Q for the quarterly period ended November 3, 2001 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on December 18, 2001).

99.(d)(1)(I)	Notice of Grant of Stock Option and Option Agreement between Restoration Hardware, Inc. and Gary G. Friedman, dated March 18, 2001 (incorporated by reference to exhibit number 10.3 of Form 10-Q for the quarterly period ended August 3, 2002 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on September 17, 2002).

99.(d)(1)(J)	Notice of Grant of Stock Option and Stock Option Agreement between Restoration Hardware, Inc. and Gary G. Friedman, dated February 5, 2004 (incorporated by reference to exhibit number 10.3 of Form 10-Q for the quarterly period ended May 1, 2004 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on June 7, 2004).

99.(d)(1)(K)	Notice of Grant of Stock Option and Stock Option Agreement between Restoration Hardware, Inc. and Gary G. Friedman, dated February 5, 2004 (incorporated by reference to exhibit number 10.5 of Form 10-Q for the quarterly period ended May 1, 2004 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on June 7, 2004).

99.(d)(1)(L)	Employment Offer Letter, dated February 28, 2006, from Restoration Hardware, Inc. to Chris Newman (incorporated by reference to exhibit number 10.44 of Form 10-K for the fiscal year ended January 28, 2006 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on April 12, 2006).

99.(d)(1)(M)	Employment Offer Letter, dated May 9, 2006, from Restoration Hardware, Inc. to Ken Dunaj (incorporated by reference to exhibit number 10.45 of Form 10-Q for the quarterly period ended July 29, 2006 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on September 7, 2006).

99.(d)(1)(N)	Agreement and Plan of Merger, dated November 8, 2007, by and among Restoration Hardware, Inc., Home Holdings, LLC and Home Merger Sub, Inc. (incorporated by reference to exhibit number 2.1 of Form 8-K filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on November 8, 2007).

99.(d)(1)(O)	Amendment No. 1 to Offer Letter between the Company and Chris Newman dated November 15, 2007 (incorporated by reference to exhibit number 10.1 of Form 8-K filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on November 16, 2007).

99.(d)(1)(P)	Amendment No. 1 to Offer Letter between the Company and Ken Dunaj dated November 15, 2007 (incorporated by reference to exhibit number 10.2 of Form 8-K filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on November 16, 2007).

99.(d)(1)(Q)	Employment Offer Letter, dated June 2, 2006, from Restoration Hardware, Inc. to Vivian Macdonald (incorporated by reference to exhibit number 10.46 of Form 10-Q for the quarterly period ended July 29, 2006 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on September 7, 2006).

99.(d)(1)(R)	Letter Agreement, dated June 5, 2006, between Restoration Hardware, Inc. and Bonnie McConnell-Orofino (incorporated by reference to exhibit number 10.47 of Form 10-Q for the quarterly period ended July 29, 2006 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on September 7, 2006).

99.(d)(1)(S)	Offer of Employment Letter for Gary G. Friedman dated as of March 15, 2001 (incorporated by reference to exhibit number 10.30 of Form 8-K filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on April 2, 2001).

99.(d)(1)(T)	Compensation and Severance Agreement between Restoration Hardware, Inc. and Gary G. Friedman, amended and restated February 5, 2004 (incorporated by reference to exhibit number 10.2 of Form 10-Q for the quarterly period ended May 1, 2004 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on June 7, 2004).

99.(d)(1)(U)	First Amendment, dated January 24, 2008, to the Agreement and Plan of Merger, dated as of November 8, 2007, by and among Restoration Hardware, Inc., Home Holdings, LLC, and Home Merger Sub, Inc. (incorporated by reference to exhibit number 2.1 of Form 8-K filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on January 24, 2008).

99.(d)(1)(V)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Gary G. Friedman, dated as of November 8, 2007 (incorporated by reference to exhibit number (d)(17) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(W)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenhill Capital LP, dated as of November 8, 2007 (incorporated by reference to exhibit number (d)(18) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(X)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenhill Capital Overseas Master Fund, LP, dated as of November 8, 2007 (incorporated by reference to exhibit number (d)(19) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(Y)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenhill Capital Concentrated Long Master Fund LLC, dated as of November 8, 2007 (incorporated by reference to exhibit number (d)(20) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(Z)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenn J. Krevlin, dated as of November 8, 2007 (incorporated by reference to exhibit number (d)(21) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(AA)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Micro Cap Partners, L.P., dated as of November 8, 2007 (incorporated by reference to exhibit number (d)(22) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(BB)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Palo Alto Small Cap Master Fund, L.P., dated as of November 8, 2007 (incorporated by reference to exhibit number (d)(23) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(CC)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and UBTI Free, L.P., dated as of November 8, 2007 (incorporated by reference to exhibit number (d)(24) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(DD)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Reservoir Master Fund, L.P., dated as of November 8, 2007 (incorporated by reference to exhibit number (d)(25) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(EE)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Vardon Capital Management, LLC, dated as of November 8, 2007 (incorporated by reference to exhibit number (d)(26) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(FF)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Gary G. Friedman, dated as of January 24, 2008 (incorporated by reference to exhibit number (d)(27) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(GG)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenhill Capital LP, dated as of January 24, 2008 (incorporated by reference to exhibit number (d)(28) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(HH)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenhill Capital Overseas Master Fund, LP, dated as of January 24, 2008 (incorporated by reference to exhibit number (d)(29) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(II)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenhill Capital Concentrated Long Master Fund LLC, dated as of January 24, 2008 (incorporated by reference to exhibit number (d)(30) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(JJ)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenn J. Krevlin, dated as of January 24, 2008 (incorporated by reference to exhibit number (d)(31) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(KK)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Micro Cap Partners, L.P., dated as of January 24, 2008 (incorporated by reference to exhibit number (d)(32) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(LL)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Palo Alto Small Cap Master Fund, L.P., dated as of January 24, 2008 (incorporated by reference to exhibit number (d)(33) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(MM)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and UBTI Free, L.P., dated as of January 24, 2008 (incorporated by reference to exhibit number (d)(34) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(NN)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Reservoir Master Fund, L.P., dated as of January 24, 2008 (incorporated by reference to exhibit number (d)(35) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(OO)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Vardon Capital Management, LLC, dated as of January 24, 2008 (incorporated by reference to exhibit number (d)(36) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(g)	Not applicable.

99.(h)	Not applicable.

*	Previously filed with the Schedule TO filed with the Securities and Exchange Commission on March 17, 2008, and incorporated herein by reference.
**	Previously filed with Amendment No.1 to the Schedule TO filed with the Securities and Exchange Commission on April 28, 2008, and incorporated herein by reference.
***	Previously filed with Amendment No.2 to the Schedule TO filed with the Securities and Exchange Commission on June 3, 2008, and incorporated herein by reference.